March 27, 2014

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	National Fuel Gas Company

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 22, 2013

File No. 1-3880

Dear Mr. Thompson:

We have reviewed the Securities and Exchange Commission (Commission) staff letter of comment dated March 20, 2014 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8 Financial Statements and Supplementary Data, page 71

Notes to Consolidated Financial Statements, page 77

Note A – Summary of Significant Accounting Policies, page 77

Stock-Based Compensation, page 84

1.	Please show us how to reconcile your disclosures regarding stock-based compensation expense in the last paragraph on page 84 and excess tax benefits recognized in additional paid-in capital in the first paragraph on page 85 to the non-cash transaction amounts disclosed in the consolidated statement of cash flows.

Company response: The Company records only employee stock-based compensation expense on page 84 while the stock-based compensation expense recorded on the consolidated statement of cash flows reflects stock-based compensation expense for both employees and non-employees. Non-employee stock-based compensation expense represents the issuance of shares of Company common stock to the non-employee directors of the Company who receive compensation under the Company’s 2009 Non-Employee Director Equity Compensation Plan (Director Stock Plan) as partial consideration for the directors’ services during the fiscal year. The number of shares issued under the Director Stock Plan is disclosed on page 95. Here is a reconciliation from the amounts on page 84 to the amounts reported on the consolidated statement of cash flows:

	2013	2012	2011
Employee Stock-Based Compensation	$11,538	$7,156	$6,656
Non-Employee Stock-Based Compensation	908	783	1,027
Total Stock-Based Compensation	$12,446	$7,939	$7,683

As mentioned in the first paragraph of page 85, the Company has realized excess tax benefits related to stock-based compensation of $4.4 million, $14.2 million and $19.0 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively. However, the Company was not able to utilize all of those benefits related to those fiscal years because the Company was in a tax loss position. That is why the Company discloses that it only recorded tax benefits of $0.7 million, $0.6 million, and $0.4 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively. The $0.7 million of excess tax benefits recorded for the fiscal year ended September 30, 2013 is expected to be reflected in the Company’s tax returns for fiscal 2013, which will be filed in fiscal 2014. The Company’s tax returns for the fiscal years ended September 30, 2012 and 2011 reflected excess tax benefits of only $0.6 million and $0.4 million, respectively. The $0.6 million and $0.4 million related to the fiscal years ended September 30, 2012 and 2011 do not agree to the consolidated statement of cash flows for those years because of tax provision to tax return adjustments. At the end of a given fiscal year, the Company’s financial statements reflect an estimate of the excess tax benefit that will be reflected in the federal and state tax returns that will be filed in the subsequent fiscal year. If an adjustment is required to that estimate when the tax returns are filed in the subsequent fiscal year, the adjustment is recorded at that time. The following reconciliation illustrates this:

	2013	2012	2011
Excess Tax Benefits Recorded on Tax Returns (2013 is estimated)	$675	$551	$434
Tax Provision to Tax Return Adjustments	—	434	(1,658)
Excess Tax Benefits (Costs) Per the Consolidated Statement of Cash Flows	$675	$985	$(1,224)

Note C – Regulatory Matters, page 88

2.	We note your disclosure that you generally do not earn a return on regulatory assets. Please tell us your consideration of disclosing the remaining recovery periods of each regulatory asset on which you do not earn a current return. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future. Refer to ASC 980-340-50-1.

Company response: The Company believes that it has given appropriate consideration to ASC 980-340-50-1. Footnote 1 on page 89 specifically states, “The Company recovers the cost of its regulatory assets but generally does not earn a return on them. There are a few exceptions to this rule. For example, the Company does earn a return on Unrecovered Purchased Gas Costs and, in the New York jurisdiction of its Utility segment, earns a return, within certain parameters, on the excess of cumulative funding to the pension plan over the cumulative amount collected in rates.” With regard to disclosing the anticipated recovery period of regulatory assets, the Company notes the following:

•	Regulatory assets that are expected to be recovered from ratepayers in the next 12 months have been identified and included in Other Current Assets on the consolidated balance sheet. This amounted to $26,995,000 and $29,726,000 at September 30, 2013 and September 30, 2012, respectively. These amounts include the regulatory asset associated with the NYPSC Assessment, which amounted to $13,169,000 and $17,420,000 at September 30, 2013 and September 30, 2012, respectively. The NYPSC Assessment is discussed in more detail on page 90.

•	In Note A on page 82 under the heading, “Unamortized Debt Expense,” the Company discloses that the remaining weighted average amortization period for deferred unamortized debt expense will be approximately 6 years. There is a cross reference to Note A within the table of regulatory assets on page 88.

•	In Note I on page 118 under the heading, “Environmental Matters,” the Company discloses that it expects to recover its environmental clean-up costs through rate recovery over a period of approximately 10 years. There is a cross reference to Note I within the table of regulatory assets on page 88.

•	Regulatory assets associated with pension costs and post-retirement benefit costs amounted to $217,019,000 and $498,643,000 at September 30, 2013 and September 30, 2012, respectively. These amounts included $206,999,000 and $523,588,000 at September 30, 2013 and September 30, 2012, respectively, related to the unfunded status of the Company’s qualified and non-qualified retirement plans and VEBA Trusts, which will fluctuate annually and cannot be tied to a specific recovery period. Deferral of the unfunded status is considered appropriate because of the regulatory tracking mechanisms in place in the Company’s Utility and Pipeline and Storage segments for pension and post-retirement benefit costs. This is discussed more completely in Note H in the second last paragraph on page 111. There is a cross reference to Note H within the table of regulatory assets on page 88.

•	Recoverable future taxes amounted to $163,355,000 and $150,941,000 at September 30, 2013 and September 30, 2012, respectively. The Company discloses in Note D on page 92 that these regulatory assets represent future amounts collectible from customers relating to additional deferred income taxes not previously recorded because of prior rate making practices. These assets are being recovered but the nature of deferred tax accounting does not lend itself to disclosing a recovery period. There is a cross reference to Note D within the table of regulatory assets on page 88.

•	Regulatory assets associated with asset retirement obligations amounted to $11,837,000 and $26,942,000 at September 30, 2013 and September 30, 2012, respectively. These assets are being deferred for financial reporting purposes. In the Company’s Utility and Pipeline and Storage segments, the amounts billed to customers for cost of service include depreciation charges. The depreciation rates used to calculate those depreciation charges are intended to provide recovery for cost of removal obligations (i.e., asset retirement obligations). Because of this regulatory mechanism, the Company believes that it is probable that it will recover its asset retirement obligations in the Utility and Pipeline and Storage segments.

Note I – Commitments and Contingencies, page 118

Environmental Matters, page 118

3.	We note that you accrued estimated environmental clean-up costs related to former manufactured gas plant sites and third party waste disposal sites and that the accrued liability includes an estimated minimum liability for remediation of the New York manufactured gas plant site. Please tell us your consideration of disclosing an estimate of the amount or range of reasonably possible losses in excess of amounts accrued or that the amount cannot be estimated.

Company response: The $14.7 million accrued by the Company for estimated environmental site investigation and remediation costs is based on work anticipated by all parties involved with clean-up of the former manufactured gas plant sites and third party waste disposal sites. Based on the environmental conditions of these sites, the regulatory requirements for mitigation of these sites, and preliminary cost estimates received from the Company’s environmental consultant, the Company believes that it will cost $14.7 million to complete site investigation and remediation. Disclosing a range of reasonably possible losses is not considered to be warranted because the preliminary cost estimates are in the form of specific dollar amounts, rather than ranges.

If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by e-mail at camiolok@natfuel.com.

Sincerely,

NATIONAL FUEL GAS COMPANY

By:	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer